UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sanaby Health Acquisition Corp. I
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

79956P102
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79956P102
1	NAME OF REPORTING PERSONS Sanaby Health Sponsor I LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 5,175,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,175,000(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,175,000(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ See footnote (2) below.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.1%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 79956P102
1	NAME OF REPORTING PERSONS Sandra Shpilberg
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,175,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,175,000(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,175,000(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ See footnote (2) below.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.1%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	See Item 4. These are the Issuer’s shares of Class B common stock that were issued in a private placement prior to the initial public offering of the Issuer. Terms of these shares are more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statements on Form S-1 (File No. 333-259728). Sandra Shpilberg is the managing members of Sanaby Health Sponsor I LLC, and as such has voting and dispositive control with respect to the shares of common stock held of record by Sanaby Health Sponsor I LLC and may be deemed to have beneficial ownership of the shares of common stock held directly by Sanaby Health Sponsor I LLC.

(2)	Excludes 7,232,500 shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 17,250,000 shares of Class A common stock issued and outstanding as of December 2, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 2, 2021.

Item 1(a).	Name of Issuer

Sanaby Health Acquisition Corp. I (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

2625 Middlefield Road #990

Palo Alto, CA 94306

Item 2(a).	Names of Persons Filing

Sanaby Health Sponsor I LLC and Sandra Shpilberg (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

2625 Middlefield Road #990

Palo Alto, CA 94306

Item 2(c).	Citizenship

Sanaby Health Sponsor I LLC is a limited liability company formed in Delaware. Sandra Shpilberg is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Class A common stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number

79956P102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Reporting Persons may be deemed to beneficially own 5,175,000 of the Issuer’s shares of Class A common stock, representing 23.1% of the total shares of Class A common stock issued and outstanding. The terms of these shares of Class A common stock are more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statements on Form S-1 (File No. 333-259728).

The percentage of the shares of Class A Common Stock held by the Reporting Persons is based on 22,425,000 shares of common stock issued and outstanding as of December 2, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 2, 2021.

Sandra Shpilberg is the managing members of Sanaby Health Sponsor I LLC, and as such has voting and dispositive control with respect to the shares of Class A common stock held of record by Sanaby Health Sponsor I LLC, and may be deemed to have beneficial ownership of the shares of Class A common stock held directly by Sanaby Health Sponsor I LLC.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2022
SANABY HEALTH SPONSOR I LLC, a Delaware limited liability company

	By:	/s/ Sandra Shpilberg
	Name:	Sandra Shpilberg
	Title:	Managing Member

/s/ Sandra Shpilberg
Name:	Sandra Shpilberg

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 14, 2022, by and among Sanaby Health Sponsor I LLC and Sandra Shpilberg.